
SCHEDULE II

BROOKFIELD HOLDINGS CANADA INC.


Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Swati Mandava, Director and Vice President & Secretary	One Canada Square, Level 25 Canary Wharf, London E14 5AA, United Kingdom	Managing Director, Legal & Regulatory	Indian
Kunal Dusad, Director	250 Vesey Street, 15th Floor, New York, NY 10281 U.S.A.	Managing Director, Capital Markets & Treasury of Brookfield	U.K.
Matt Herrington, Director and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Finance	Canadian
Aleks Novakovic, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Tax	Canadian
Monique Sami, Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Tax	Canadian
Shehryar Arshad, Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice President, Capital Markets & Treasury	Canadian